GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

January 18, 2013

VIA EDGAR TRANSMISSION

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Form 20-F for the Year Ended December 31, 2011
Filed April 30, 2012
File No. 001-33168

Dear Ms. Cvrkel:

By letter dated December 10, 2012, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on April 30, 2012 by the Central North Airport Group (Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or the “Company”).  The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.  Amounts discussed in this letter are expressed in thousands of Mexican pesos, unless otherwise indicated.

Form 20-F for the Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects
Recent Developments, page 92

1.
We note your disclosure on page 92 that on December 14, 2011, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law and if this bill is approved, every concession title, permit and authorization granted before the commencement of these amendments would have to be modified in accordance with this bill within the next calendar year of the commencement date of the bill.  We also note your disclosure that as of the date of this report, the amendments to the Mexican Airport Law have not been enacted.  Please tell us if the amendments have been enacted subsequent to the date of your Form 20-F.  If so, please tell us if you expect there to be a material effect on your financial statements as a result of the enactment of the amendments.

Response:

We respectfully inform the Staff that subsequent to the date of the Company’s Form 20-F for the year ended December 31, 2011, the amendments to the Mexican Airport Law contemplated by the bill referenced on page 92 have not been adopted.  If the amendments were to be adopted, the Company does not expect that they would have any material effect on its consolidated financial statements.  Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2012, disclose any developments relating to the adoption of the amendments to the Mexican Airport Law.

Operating Results, page 94
Aeronautical Revenues, page 96

2.
We note your disclosure that as of April 18, 2012 you continued to charge your principal airline customers in accordance with the terms of the agreement that covered the period August 1, 2009 through December 31, 2011, and you were in the process of negotiating a new agreement with the National Air Transportation Board.  Please tell us if you have since negotiated a new agreement and if so, please explain to us the effects on the financial statements for the year ended December 31, 2012 and future periods.

Response:

We respectfully inform the Staff that since April 18, 2012, the Company has not negotiated a new agreement with the Mexican National Air Transportation Board (Cámara Nacional de Aerotransportes).  Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2012, disclose the status of the negotiation of a new agreement.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010, page 105

3.
We note that your discussion of revenues by segment on pages 106-107 is consistent with the segments identified in Note 21 to the financial statements.  However, your discussion of the changes in operating income by segment on pages 108-109 does not discuss these segments but rather includes discussion of airports that are included in the “other” segment.  Please revise to discuss the changes in operating costs and operating margin for each segment identified in Note 21 to the financial statements and for which you disclose the detailed operating results on page 104 in MD&A.  Your discussion of operating costs at both segment and consolidated levels should discuss the reasons for changes in each significant component of cost of services such as employee costs, maintenance, safety, security & insurance, utilities, allowance for doubtful accounts, etc.).  For example, you disclose on page 109 that operating income for the Monterrey airport decreased by 25% primarily due to an increase in cost of services; however, you do not explain the reason for the increase in the cost of services or the components of cost of services that were attributable to the increase.  Also, we note that operating margin decreased significantly between the year ended December 31, 2010 and 2011 for each segment other than the hotel segment.  Please explain to us, and revise your discussion in MD&A to disclose the reasons for the changes in the margins, particularly in light of the fact that your consolidated operating margin increased from 28% to 33% during this same period.

Response:

In response to the Staff’s comment, the following discussion sets forth the reasons for the changes in operating margins of the Company’s segments and an explanation of how the Company’s consolidated operating margin is calculated.  Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2012, discuss the changes in operating costs and operating margin for each segment in “Item 5—Operating and Financial Review and Prospects” in a manner consistent with the disclosure presented below.

The following discussion is based on the results of operations of each segment prior to the elimination of intercompany transactions, and reflects business management expenditures incurred by each airport.  These expenditures are incurred pursuant to intercompany agreements under which our parent company and our administrative services subsidiaries provide guaranty support, administrative and other services to each of our airports, as described in footnote (1) to the “Operating Results by Segment” table that appears on page 104 of the Company’s Form 20-F for the year ended December 31, 2011.

These intercompany agreements affect the revenues, operating costs and income at the Company’s airport subsidiaries but do not affect the overall consolidated results.  Under these intercompany agreements, the parent company and its administrative services subsidiaries provide certain services and guarantees to the airport subsidiaries (which may include payments to certain of the airport subsidiaries) in exchange for which the airport subsidiaries make payments to the parent company and the administrative services subsidiaries.  The parent company receives a fee from each of its airport subsidiaries, in exchange for which the Company guarantees the ongoing viability of that airport subsidiary’s concession, including, in the case of certain airport subsidiaries, by making payments to those airport subsidiaries to ensure that they have the resources to comply with their master development programs (“MDPs”) and other regulatory obligations.  The intercompany agreements also include agreements to provide other routine services, including negotiating regulated tariffs and interfacing with regulators, leasing of commercial real estate, trademark license royalties, marketing services and employee costs.  The costs of these services and guarantees are actual costs that are charged to individual airport subsidiaries.  In the presentation of our consolidated results, the revenues and expenses generated by these transactions are eliminated because they are intercompany transactions.

The result of this method of accounting for intercompany transactions is that the income (loss) that each airport subsidiary receives (pays) to the parent company for business management expenditures varies each year and depends on the income that each airport subsidiary generates.  The calculation is based on transfer prices determined by management with the assistance of an independent third party using the Transactional Net Margin Method, which is a method that is contemplated and permitted by the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta).  The method consists of calculating an operating margin range that comparable unaffiliated businesses receive as compensation for the same services that we provide for our airport subsidiaries and for the risk that we bear for our airport subsidiaries.

“Operating income for the Monterrey airport decreased by 25.0% in 2011 to Ps. 109.0 million from Ps. 145.4 million in 2010, due primarily to an 18.5% increase in operating costs as compared to 2010, which outpaced the 12.9% increase in revenue for the airport over the same period.  The increase in operating costs mainly reflected higher cost of services, primarily due to a 31.2% increase in business management expenses (which increased by Ps. 162.9 million) paid by this airport to our parent company and our administrative services subsidiaries, maintenance (which increased by Ps. 7.2 million) and electricity (which increased by Ps. 2.0 million).

Operating income for the Acapulco airport changed to a loss of Ps. 0.8 million in 2011 from a gain of Ps. 39.8 million in 2010, due primarily to a 28.2% decrease in total revenues as compared to 2010.  The decrease in total revenues at the Acapulco airport in 2011 was due primarily to a decrease in revenues from construction services, as well as the reasons discussed above under “—Revenues by Segment.”  Although operating costs at this airport in 2011 decreased by 7.5% as compared to 2010 due to a decrease in construction costs, cost of services in 2011 increased by 38.7% as compared to 2010, due primarily to a 116.5% increase in business management expenses (which increased by Ps. 21.9 million) paid by this airport to our parent company and our administrative services subsidiaries, maintenance (which increased by Ps. 23.7 million) and electricity (which increased by Ps. 2.2 million).

Operating income for the Mazatlán airport decreased by 75.2% in 2011 to Ps. 6.5 million from Ps. 26.5 million in 2010, due primarily to a 13.5% decrease in total revenues as compared to 2010.  The decrease in total revenues at the Mazatlán airport in 2011 was due primarily to a decrease in revenues from construction services for the reasons discussed above under “—Revenues by Segment.”  Although operating costs at this airport in 2011 decreased by 4.0% as compared to 2010 due to a decrease in construction costs, cost of services in 2011 increased by 22.4% as compared to 2010, due primarily to a 24.9% increase in business management expenses (which increased by Ps. 17.6 million) paid by this airport to our parent company and our administrative services subsidiaries, maintenance (which increased by Ps. 11.9 million) and electricity (which increased by Ps. 1.8 million).

The Culiacán airport reported an operating loss of Ps. 8.2 million in 2011 compared to operating income of Ps. 20.5 million in 2010, due primarily to a 22.4% increase in operating costs as compared to 2010, which outpaced the 5.2% increase in revenue for the airport over the same period.  The increase in cost of services at the Culiacán airport in 2011 was due primarily to a 20.6% increase in business management expenses (which increased by Ps. 18.9 million) paid by this airport to our parent company and our administrative services subsidiaries, maintenance (which increased by Ps. 38.0 million) and electricity (which increased by Ps. 1.5 million).

Operating income for the Chihuahua airport decreased by 61.6% in 2011 to Ps. 8.4 million from Ps. 22.0 million in 2010, reflecting a 2.7% decrease in total revenues as well as a 5.9% increase in operating costs as compared to 2010.  The increase in operating costs was mainly due to a 16.6% increase in business management expenses (which increased by Ps. 12.5 million) paid by this airport to our parent company and our administrative services subsidiaries and maintenance (which increased by Ps. 9.5 million).

Operating income for the Zihuatanejo airport decreased by 22.3% in 2011 to Ps. 26.1 million from Ps. 33.6 million in 2010, due primarily to a 48.9% increase in operating costs as compared to 2010, which more than offset the 30.4% growth in revenue for the airport over the same period.  The increase in operating costs was mainly due to a 90.1% increase in business management expenses (which increased by Ps. 19.6 million) paid by this airport to our parent company and our administrative services subsidiaries.

Operating income for the Company’s seven other airports decreased by 24.7% in 2011 to Ps. 89.9 million from Ps. 119.6 million in 2010, due primarily to a 23.7% increase in operating costs as compared to 2010, which outpaced the 11.4% rate of total revenue growth for these airports over the same period.  The increase in operating costs was mainly due to a 145.3% increase in business management expenses (which increased by Ps. 115.1 million) paid by these airports to our parent company and our administrative services subsidiaries, maintenance (which increased by Ps. 6.1 million) and electricity (which increased by Ps. 2.2 million).

Operating income for the Company’s hotel increased by 163.7% to Ps. 32.7 million in 2011 from Ps. 12.4 million in 2010, due primarily to an increase in revenues resulting from an increase in occupancy rates, which more than offset a 25.2% increase in operating costs over the same period.

Consolidated operating income increased by 28.0% to Ps. 919.3 million in 2011 from Ps. 720.5 million in 2010.  This increase in operating income on a consolidated basis and the decrease in operating margin of the Company’s segments other than the hotel segment reflect the business management expenditures incurred by each airport.”

Liquidity and Capital Resources, page 110

4.
Please revise to discuss the changes in liquidity such as sources and uses of cash flows for each year for which financial statements are required using year-to-year comparisons or any other format to enhance the reader’s understanding.  Refer to Item 5.B.1 of Form 20-F.

Response:

Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2012, discuss the changes in liquidity such as sources and uses of cash flows for each year for which financial statements are required.

5.
Please revise your Liquidity and Capital Resources section to discuss your obligations under the master development program and to explain how you intend to fund the amount of these investments during the next fiscal year.  Refer to Item 5.B.3 of Form 20-F.

Response:

Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2012, discuss its obligations under the MDP and explain how it intends to fund the amount of these investments during the next fiscal year.

Critical Accounting Policies, page 111
Deferred Tax, page 111

6.
We note your disclosure that based on financial projections made during the period in which you expect temporary differences to be reconciled, you decided to switch from Mexican Income Tax to Business Flat Tax.  Please explain to us in greater detail why you believed it was appropriate to switch from Mexican Income Tax to Business Flat Tax and provide the basis for doing so.  If this decision is made on a period-by-period basis, please tell us how you determine which tax rate to use in your income tax calculations and why you believe that you are appropriately recording income taxes for each period.  We may have further comment upon receipt of your response.

Response:

The Company and its subsidiaries are subject to both Mexican Income Tax (Impuesto Sobre la Renta, or “ISR”) and the Business Flat Tax (Impuesto Empresarial a Tasa Única, or “IETU”) (both are considered to be income taxes for purposes of IAS 12) and pay the higher of the two taxes as part of their year-end Mexican tax provision.  As a result, the Company prepares financial projections, which are updated as of each reporting date on an individual entity basis, to determine the income tax to which it will be subject in subsequent periods when its temporary differences are expected to reverse for purposes of determining its deferred income taxes according to the appropriate rate that it expects will apply (either the ISR rate or the IETU rate and related tax basis).

As a result, we will modify in future filings the current disclosure in Note 4(l) to the Company’s 2011 consolidated financial statements as follows to provide a more precise description of our accounting policy:

“According to IFRS, the Company recognizes the tax effects of both ISR and IETU by projecting the reversal date of its temporary differences and applying the tax rate expected to apply in each estimated period, based on its financial projections, taking into consideration the period in which its temporary differences are expected to be reversed.

The Company recognizes the deferred tax effects of both the ISR and the IETU regimes by scheduling the reversal of its temporary differences and uses the tax rates that are expected to apply each year.  Based on its financial projections, which were performed through the period its taxable temporary differences are expected to reverse, the Company concluded that it expects to alternate between both the ISR and IETU regimes.  As such, it scheduled the reversal of its temporary differences and determined by year whether the applicable reversing temporary differences were those under ISR or those under IETU and similarly what rate to apply to determine the appropriate amount of deferred tax assets and liabilities.”

Audited Financial Statements
Statements of Comprehensive Income, page F-4

7.
We note that for the years ended December 31, 2011 and 2010 you recognized construction services revenue equal to the cost of construction, and it appears that such amounts are also recognized within the balance sheet as an addition to improvements to concessioned assets.  We also note from your disclosure in Note 4 that such revenue and cost relates to improvements to the airport concession that are specified in the MDP; however, it is unclear to us why you believe it is appropriate to both capitalized the costs as concession assets and recognized them as expenses (with an equal amount recorded as revenue).  Please advise and provide us with the relevant technical guidance (e.g., IAS 18) used in determining your accounting treatment.  We may have further comment upon receipt of your response.

Response:

We have determined that our airport concessions should be accounted for as service concessions within the scope of International Financial Reporting Interpretations Committee (“IFRIC”) 12, Service Concession Arrangements.  For concession contracts within the scope of IFRIC 12, the concession operator acts as a service provider, constructing or upgrading infrastructure and operating and maintaining such infrastructure for a specified period of time.

The concession contracts of the Company require it to provide continuous improvements, upgrades and additions to the airport infrastructure under concession in order to maintain such assets in their highest operating condition.  In order to comply with this obligation, the MDPs approved every five years each contain a detailed list of the investments that must be made to the infrastructure each year.  Such requirements include a wide range of activities, including but not limited to:  construction of additional terminals, remodeling existing infrastructure to encourage additional commercial activity, expanding existing areas (departure areas, baggage claim and arrival areas), improving runways and access roads, expanding aircraft parking areas, routinely resurfacing runways, investing in machinery and equipment to comply with applicable laws and regulations, such as fire extinguishing vehicles, emergency back-up electricity generators, metal detectors and baggage screening equipment, as well as replacements of such equipment, installation of moving walkways, public information systems, installation of water sewage treatment systems, improving drainage systems, installing underground electric wiring systems, outfitting for environmental protection requirements and any other construction, upgrade, maintenance or investment necessary to maintain the airport at the highest standards of operation.

Paragraph 14 of IFRIC 12 states the following:

“The operator shall account for revenue and costs relating to construction or upgrade services in accordance with IAS 11.”

In addition, Paragraph 21 of IFRIC 12 states the following:

“The operator may have contractual obligations it must fulfil as a condition of its licence (a) to maintain the infrastructure to a specified level of serviceability or (b) to restore the infrastructure to a specified condition before it is handed over to the grantor at the end of the service arrangement.  These contractual obligations to maintain or restore infrastructure, except for any upgrade element (see paragraph 14), shall be recognized and measured in accordance with IAS 37, ie at the best estimate of the expenditure that would be required to settle the present obligation at the end of the reporting period.”

While no definition of “upgrade services” is provided within these two paragraphs, paragraph 2 of IFRIC 12 makes reference to the fact that upgrade services are those that increase capacity.

Given these two paragraphs, we separate all investments under the MDP into those that are construction- and upgrade-related and increase capacity, such as the construction of a new terminal, and those that are maintenance-related, such as resurfacing runways.  Construction work is considered an upgrade of existing infrastructure if it extends the life or capacity of the asset.  Investments identified as construction- or upgrade-related are accounted for in accordance with IAS 11, and construction revenue and costs are recognized as services are rendered.  On the other hand, expenditures that do not extend the life or capacity of the intangible asset are considered to represent maintenance and are accounted for in accordance with IAS 37.

In accordance with paragraph 17 of IFRIC 12, we have concluded that, in exchange for the construction services mentioned above, we receive additional rights to an intangible asset (i.e., airport concessions); therefore, we recognize an increase to the carrying amount of our airport concessions equal to the fair value of the construction services rendered in the period.

Paragraph 15 of IFRIC 12 requires the measurement of construction or upgrade services revenue at fair value.  Our construction service revenue is equivalent to our construction service costs because we believe that the value that we add in the construction process (mainly contract management) is negligible and that the cost billed by contractors is the best reference of fair value for the construction services rendered.  All of our construction services are outsourced to third-party contractors, as we do not have the capability to perform the construction services stipulated in the MDP.

We believe that paragraphs BC30 – BC35 of IFRIC 12 are relevant to understanding our accounting policy.  These paragraphs state the following:

“IAS 18 states the general principle that revenue is measured at the fair value of the consideration received or receivable.  However, the IFRIC observed that the fair value of the construction services delivered may in practice be the most appropriate method of establishing the fair value of the consideration received or receivable for the construction services.  This will be the case in service concession arrangements, because the consideration attributable to the construction activity often has to be apportioned from a total sum receivable on the contract as a whole and, if it consists of an intangible asset, may also be subject to uncertainty in measurement . . . .

. . .

Arrangements within the scope of the Interpretation involve an operator providing more than one service, ie construction or upgrade services, and operation services.  Although the contract for each service is generally negotiated as a single contract, its terms call for separate phases or elements because each separate phase or element has its own distinct skills, requirements and risks.  The IFRIC noted that, in these circumstances, IAS 18 paragraphs 4 and 13 require the contract to be separated into two separate phases or elements, a construction element within the scope of IAS 11 and an operations element within the scope of IAS 18.  Thus the operator might report different profit margins on each phase or element.  The IFRIC noted that the amount for each service would be identifiable because such services were often provided as a single service . . . .

In some circumstances, the grantor makes a non-cash payment for the construction services, ie it gives the operator an intangible asset (a right to charge users of the public service) in exchange for the operator providing construction services.  The operator then uses the intangible asset to generate further revenues from users of the public service.

The IFRIC noted that total revenue does not equal total cash inflows.  The reason for this outcome is that, when the operator receives an intangible asset in exchange for its construction services, there are two sets of inflows and outflows rather than one.  In the first set, the construction services are exchanged for the intangible asset in a barter transaction with the grantor.  In the second set, the intangible asset received from the grantor is used up to generate cash flows from users of the public service.  This result is not unique to service arrangements within the scope of the Interpretation.  Any situation in which an entity provides goods or services in exchange for another dissimilar asset that is subsequently used to generate cash revenues would lead to a similar result.

Some IFRIC members were uncomfortable with such a result, and would have preferred a method of accounting under which total revenues were limited to the cash inflows.  However, they accepted that it is consistent with the treatment accorded to a barter transaction, ie an exchange of dissimilar goods or services.”

Statements of Changes in Shareholders’ Equity, page F-5

8.
We note from your statements of changes in shareholders’ equity that in the year ended December 31, 2010 you present a line item titled “reissuance of shares.”  Please explain to us and revise the notes to the financial statements to disclose the nature and terms of this transaction.

Response:

The line item “reissuance of shares” relates to the sale of treasury shares that were previously repurchased as disclosed in Note 14(c) to the Company’s 2011 consolidated financial statements.

Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2012, refer to this line item as “sale of treasury shares.”

Statements of Cash Flows, page F-7

9.
We note your presentation of interest income and interest expense within investing activities and financing activities, respectively.  Please revise to clearly indicate the cash amounts that were received and paid for interest during each of the periods presented.

Response:

Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2012, clearly indicate the cash amounts that were received and paid for interest during each of the periods presented.  Accordingly, we will change the line item “interest income” to “interest received” and the line item “interest expense” to “interest paid” within the investing and financing sections of our cash flow statement.  The 2010 and 2011 amounts presented within our financing activities as interest paid are equal to the amount presented as interest expense; however, as disclosed in Note 12 to our 2011 consolidated financial statements, our long-term bank loans include unpaid accrued interests of Ps. 2,840 (approximately U.S.$220,000) and Ps. 951 (approximately U.S.$70,000) as of December 31, 2010 and 2011, respectively.  Such amounts are not considered to be material; therefore, we will make the required modifications as indicated above in our future filings.

Notes to the Financial Statements
Note 2. Relevant Events, page F-8

10.
We note your disclosure that on December 20, 2011 Aeroinvest entered into a loan with Bank of America N.A. which requires the Company to meet certain covenants.  You also disclose that Aeroinvest was in compliance with its covenants as of December 31, 2011.  In light of the fact that you disclose the Company (i.e. Central North Airport Group) was required to meet certain covenants, please revise your notes to disclose your compliance with these covenants at December 31, 2011.  Also, please revise to include the following: a description of any arrangements that result in your guarantee, pledge of assets or stock, etc. that provides security for Aeroinvest’s debt; the extent (in the aggregate and for each of the five years subsequent to the date of the latest balance sheet presented) to which Aeroinvest is dependent on your cash flows to service its debt and the method by which this will occur; and the impact of such cash flows on your ability to pay dividends or other amounts to holders of its securities.

Response:

Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2012, disclose its compliance with the covenants to which it is subject under Aeroinvest’s loan with Bank of America N.A. and include, to the extent applicable, disclosure regarding the impact on the Company of Aeroinvest’s loan with Bank of America N.A.

11.	We note certain loan amounts in footnote (b) are presented in US dollar; however, it appears that such amounts are actually denominated in Mexican pesos. Please revise your filing accordingly.

Response:

Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2012, present amounts in U.S. dollars and Mexican pesos as appropriate.

Note 3. Basis of Presentation and Consolidation, page F-8
(e) Consolidation Basis, page F-9

12.
We note that you have disclosed all subsidiaries which are consolidated with those of GACN and the list appears to indicate that all of the subsidiaries are 100% owned.  In light of the fact that you have non-controlling interests recorded on your financial statements as of December 31, 2011, please tell us and revise your disclosure to indicate the subsidiaries that are less than wholly owned.

Response:

Holding Consorcio Grupo Hotelero T2, S.A. de C.V., of which the Company owns 100%, owns 90% of Consorcio Grupo Hotelero T2, S.A. de C.V.  In turn, Consorcio Grupo Hotelero T2, S.A. de C.V., owns 90% of Servicios Corporativos Terminal T2, S.A. de C.V.  Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2012, revise its disclosure to include Consorcio Grupo Hotelero T2, S.A. de C.V., and Servicios Corporativos Terminal T2, S.A. de C.V.

Note 4. Summary of Significant Accounting Policies, page F-10
(j) Provisions, page F-14

13.
Reference is made to your disclosure regarding major maintenance provisions.  We note that you recognize as a provision based on the estimate of the expenditure that would be required to settle the present obligations at the end of the reporting period.  Please clarify for us and within your notes to the financial statements how the amount required to settle the present obligation is determined each period; such as whether the provision is based on specified amounts stipulated within the MDP, a proportionate share of the total or some other basis.

Response:

The Company calculates its provision for major maintenance activities as stipulated by IFRIC 12, as its concession arrangement requires it to maintain the infrastructure at its airports to a specified level of serviceability.  The Company’s maintenance provision is determined each reporting period based on amounts required to be expended as stipulated in the MDP, such as for maintenance activities associated with resurfacing runways.  Paragraph 21 of IFRIC 12 states that such contractual obligations to maintain the infrastructure should be recognized and measured in accordance with IAS 37.  Therefore, an estimate of the expenditure that would be required to settle the present obligation at the end of the reporting period must be made and recognized as a provision.  The Company’s fact pattern is consistent with Example 2 of IFRIC 12, which increases the provision for the resurfacing obligation over time, as we incur our obligation as the infrastructure deteriorates based on its use.  At any reporting date, the best estimate of the expenditure required to settle the obligation in the future is proportional to the usage of the Company’s airport infrastructure, for example the number of airplanes that have used its airports’ runways.

After initial recognition, the Company’s major maintenance provisions are reviewed at the end of each reporting period and adjusted to reflect:  (i) revisions to estimated cash flows, (ii) changes to the present value of such cash flows and (iii) revisions of discount rates to reflect prevailing current market conditions.

Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2012, include additional disclosure to provide more clarity as to how the amount required to settle the present obligation associated with its major maintenance provisions are determined each period.

(n) Revenue Recognition, page F-15

14.
We note your disclosure that revenue is reduced for estimated customer returns, rebates, and other similar allowances.  Please tell us the amount that is recorded as allowances for returns, rebates or other as of December 31, 2011 and 2010, and your accounting policy for determining the amount of the allowance recorded.  If the amount is material, please revise the notes to the financial statements to include the disclosures required by paragraphs 84-92 of IAS 37.

Response:

The Company’s accounting policy contemplates potential customer returns, rebates and other similar allowances in accordance with IAS 18; however, except as described in its response to the Staff’s comment number 15, the Company currently does not have such types of provisions with its existing customers, as it does not currently provide for returns or rebates.  Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2012, revise the description of its accounting policy accordingly.

15.
We note from your disclosure on page 97 that you seek to offer incentives, including significant discounts on charges for aeronautical services, to encourage carriers to establish new routes and take other measures expected to increase passenger traffic at your airports.  We also note your disclosure that in 2011 you offered incentives to Aeromexico Connect and VivaAerobus to encourage them to establish new routes.  Please explain to us and revise your revenue recognition policy in the notes to the financial statements to disclose how these incentives were accounted for within your financial statements.

Response:

The Company reduces its revenues for incentives provided to customers associated with discounts on charges for aeronautical services.  For the years ended December 31, 2010 and 2011, the Company recognized Ps. 0.4 million (approximately U.S.$30,000) and Ps. 2.0 million (approximately U.S.$150,000), respectively, as reductions in revenues associated with customer incentives.  Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2012, revise the description of its accounting policy accordingly.

Note 9. Land, Buildings, Machinery and Equipment, net, page F-20

16.
We note that the amounts presented in Note 9 for machinery and equipment, and transportation equipment as of December 31, 2010 differ from the amounts presented in the Form 20-F for the year ended December 31, 2010.  Please explain to us, and disclose in Note 24 the nature of the adjustments made to these assets in order to present the amounts in accordance with IFRS.

Response:

The adjustments relate to the changes made to our accounting policy upon adoption of IFRIC 12, in accordance with paragraph 11 thereof, whereby we reclassified certain items from machinery and equipment and transportation equipment to the airport concession intangible asset, as they must be returned to the government at the end of the airport concession’s term and are therefore deemed to be infrastructure within the scope of IFRIC 12.

17.
We note from the detail disclosed in Note 9 that acquisitions during the year ended December 31, 2010 were Ps. 127,440.  However, we note from the statement of cash flows that cash paid for land, buildings, machinery and equipment during that same period was only Ps. 36,588.  Additionally, we note from your disclosures on page 32-35 of your filing that capital expenditures during 2011 were Ps. 385,032.  We further note from the amounts presented within investing activities on the face of the statements of cash flow, cash used for land, building, machinery and equipment and investments for airport concessions totaled Ps. 328,783.  In this regard, please reconcile these differences for us and revise your filing to disclose the nature of any non-cash investing activities in the notes to the financial statements as required by paragraph 43 of IAS 7.

Response:

The Company’s consolidated statements of cash flow include only investment commitments that have been paid, whereas the Company’s consolidated statements of financial position include all acquisitions, regardless of whether they have been paid.  The difference between the Ps. 127,440 in acquisitions disclosed in Note 9 to the Company’s 2011 consolidated financial statements and the Ps. 36,588 in acquisitions disclosed in the consolidated statements of cash flow (Ps. 90,852) corresponds to investment commitments that had not been paid as of December 31, 2010.

The Ps. 385,032 in capital expenditures disclosed on page 35 of the Company’s Form 20-F for the year ended December 31, 2011 relate to (i) acquisitions of land, buildings, machinery and equipment, transportation equipment and computers plus (ii) paid and unpaid additions to intangible assets; this amount is included in the table titled “Summary of certain information by segment” that appears on page F-33.  The Company’s consolidated statements of cash flow only include investment commitments that have been paid, which for the year ended December 31, 2011 amounted to Ps. 328,783.  The difference between the Ps. 385,032 in capital expenditures disclosed on page 35 and the Ps. 328,783 disclosed in the consolidated statements of cash flow (Ps. 56,249) corresponds to capital expenditures that had not been paid as of December 31, 2011.

Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2012, provide a more detailed and comprehensive disclosure of our non-cash investing activities.

Note 10. Investments in Airport Concessions, page F-21

18.
We note that the gross amount of airport concessions, right to use airport facilities, and improvements on concessioned assets as of December 31, 2010 as disclosed in Note 10 is significantly less than the amounts presented in Note 7 to the Form 20-F for the year ended December 31, 2010, which with respect the airport concessions and right to use airport facilities, appear to have represented the original appraised amounts at the time of the concession grant.  In light of the fact that your reconciliation disclosure in Note 24 does not appear to discuss this adjustment to the gross asset amounts, please explain to us and revise Note 24 to disclose the nature of any adjustments made to the gross airport concession asset balances and the reason for the adjustments.

Response:

The reduction between the Company’s MFRS and IFRS balances associated with the gross amount of airport concessions, right to use airport facilities and improvements on concessioned assets as of December 31, 2010 is due primarily to the elimination of inflation recognized under MFRS of Ps. 1,547,280, as disclosed in Note 24(a) to the Company’s 2011 consolidated financial statements.

In addition, Ps. 586,422 was derecognized, as the accounting for our major maintenance expenditures under MFRS, which required that such expenditures be capitalized as part of the intangible asset, differs from the requirements of IFRIC 12.  Under IFRIC 12, we recognize a provision and the related expense associated with the obligation over time, as we incur our obligation as the infrastructure deteriorates based on its use as described in our responses to the Staff’s comments number 7 and 13.  Such amount (Ps. 456,422) was included in Note 24(b) to the Company’s 2011 consolidated financial statements and is composed of this adjustment and the Ps. 130,373 adjustment arising from changes in the amortization period for our airport concessions, which increased stockholders’ equity under IFRS.

19.
We note from your disclosure in Note 4 that you have classified your concessioned assets as an intangible asset.  In light of the fact that the total investment in airport concessions includes construction and improvements on concessioned assets, which would appear to have physical substance, and include expenditures which do not appear to be considered “acquired” as that term is used in IAS 38, please tell how these assets and subsequent expenditures meet the definition of an intangible asset as set forth in paragraph 8 of IFRS as “an identifiable non-monetary asset without physical substance.”  Also, in light of the guidance in paragraph 20 of IAS 38 that only rarely will subsequent expenditure—expenditure incurred after the initial recognition of an acquired intangible asset or after completion of an internally generated intangible asset—be recognized in the carrying amount of an asset, please explain to us why you believe these improvements should be considered part of the intangible asset.  For construction of “new” intangible assets, please explain to us why you believe they meet the guidance in paragraphs 51-67 of IAS 38 to be recognized as an internally developed intangible asset.  As part of your response, please discuss the research and the development phases of any internally generated intangible assets and explain to us the nature of the costs capitalized as the intangible asset.  Additionally, as part of your response please also explain to us why you believe a useful life of 50 years for purposes of amortization is appropriate for each component of your total investment in airport concessions (i .e, right to use airport facilities and improvements on concessioned assets).

Response:

The Company believes that paragraph 17 of IFRIC 12 appropriately addresses the intangible asset model that it utilizes for its financial reporting under IFRS.  Under paragraph 17 of IFRIC 12, the intangible asset model applies if the operator receives a right (a license) to charge users or the concession grantor based on usage of the public service.  There is no unconditional right to receive cash, as the amounts are contingent on the extent to which the public uses the service.

As addressed in the Company’s response to the Staff’s comment number 7, during the construction phase, the Company recognizes revenue in respect of construction activities with a corresponding entry increasing the amount recognized for the intangible asset.  This is because the Company, as the operator, exchanges construction services in return for a concession asset.  The grantor makes a non-cash payment for the construction services by giving the Company an intangible asset in exchange for the construction services.  As this is an exchange of dissimilar goods and services, in accordance with paragraph 12 of IAS 18, revenue must be recognized on the transaction.

The intangible asset generates a second stream of revenue when the Company, as the operator, receives cash from its customers based on their use of airport infrastructure.  This is in contrast with the financial asset model, in which monies received are treated as partial repayment of the financial asset.  In the intangible asset model, the Company’s intangible asset is reduced by amortization rather than repayment.  As a result, revenue is recognized twice:  once on the provision of construction services (in exchange for the intangible asset) and a second time on the receipt of payments for usage of the Company’s airport facilities.

The intangible asset associated with the Company’s airport concession is accounted for in accordance with IAS 38, as required by IFRIC 12.  Additionally, the Company believes that the intangible asset should be amortized over the period of the concession based on the guidance in paragraph BC63 of IFRIC 12, which states:

“The Interpretation requires the operator to account for its intangible asset in accordance with IAS 38.  Among other requirements, IAS 38 requires an intangible asset with a finite useful economic life to be amortized over that life.  Paragraph 97 states that ‘the amortisation method used shall reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.’”

Given that the Company expects to receive benefits associated with its airport facilities over the concession term, it believes that the amortization period of the related intangible assets should also reflect the pattern in which the related asset’s future economic benefits are expected to be consumed.

20.
In light of the fact that the investment in airport concessions appears to have been originally acquired by way of a government grant and initially recognized at fair value, please revise the notes to the financial statements to disclose

(i)	the fair value initially recognized for these assets; and

(ii)	whether they are measured after recognition under the cost model or the revaluation model.

See guidance in paragraph 122(c) of IAS 38.

Response:

We do not apply the fair value model for recognizing our intangible assets associated with our airport concessions.

The Company believes that Note 10 to its 2011 consolidated financial statements discloses the initial fair value of its airport concession intangible assets by explaining that:

“The total cost of the concession was assigned proportionally to rights to use airport facilities on the basis of the fair value of the assets determined by an independent appraiser.”

This footnote includes a detailed disclosure of the cost basis of the airport concession intangible assets, which represents the value initially recognized for these assets as well as a rollforward of the cumulative amortization expense recognized.

Additionally, Note 4(e) to the 2011 consolidated financial statements describes the Company’s accounting policy associated with its investment in airport concession intangible assets, which states that these investments are recorded at cost.

21.
Additionally, we refer to your disclosure at the top of page F-22 which states, “The total cost of the concession was assigned proportionally to rights to use airport facilities on the basis of the fair value of the assets determined by an independent appraiser.  At any airport concession where the cost exceeded the fair value, the excess was recognized within the airport concessions line item.”  It is unclear where “airport concessions line item” is classified within the consolidated financial statements and furthermore, whether such excesses were recognized at the time of initial acquisition of the concession assets or in connection with subsequent construction or improvement of concession assets.  Please clarify and explain in greater detail how such amounts were accounted for and recorded within your financial statements.  As part of your response, please provide the relevant technical guidance used in determining the appropriate treatment.

Response:

As disclosed in Note 10 to the Company’s 2011 consolidated financial statements, the Company’s “investment in airport concessions include:  improvements in concessioned assets, rights to use airport facilities, and airport concessions.  The total cost of the concession was assigned proportionally to rights to use airport facilities on the basis of the fair value of the assets determined by an independent appraiser.  At any airport concession where the cost exceeded the fair value, the excess was recognized within the airport concessions line item.”  This determination was made when the concession was originally granted to the Company by the Mexican government.

Additionally, the “Company has the obligation to make maintenance and improvements on concessioned assets and on fixed assets, as specified in the MDP.”  As a result, improvements to concessioned assets are accounted for in accordance with the guidance established in IFRIC 12 and IAS 38 as discussed in detail in the Company’s response to the Staff’s comment number 19.

Note 13. Other Long-Term Liabilities, page F-24

22.
We note your disclosure in Note 13 of the detail of the present value of your retirement labor obligations as of December 31, 2011 and 2010.  However, it does not appear that you have included all the disclosures required by IAS 19.  Please provide for us on a supplemental basis and revise Note 13 to include the disclosures required by paragraph 120A of IAS 19.  Also, please explain to us and disclose in Note 13 the nature of the amounts included in the detail of the present value of the retirement labor obligation as of December 31, 2011 which is titled “other.”

Response:

Pursuant to the Staff’s request, the Company has provided below the disclosures required by paragraph 120A of IAS 19 on a supplemental basis as of and for the years ended December 31, 2010 and 2011 and will, in its next filing on Form 20-F for the year ended December 31, 2012, include the corresponding disclosure.

The amount included in “other” within the present value of retirement labor obligations as of December 31, 2011 relates to a duplicate entry recorded that increased liability by a corresponding amount in the Company’s consolidated statements of comprehensive income.  We considered the amount to be immaterial based on SAB 99 analysis during our year-end close process and therefore included the amount in “other” rather than reversing the entry after we had already closed our books for the year.

Retirement Labor Obligations

The cost, obligations and other elements of the Company’s retirement labor obligations have been determined based on calculations performed by independent actuaries as of December 31, 2010 and December 30, 2011.

The components of the net periodic cost for the years ended December 31, 2010 and 2011 are as follows:

	Year Ended December 31,
	2010	2011
Net periodic cost:
Current service cost	Ps. 3,998	Ps. 4,863
Interest cost	2,690	3,338
Past service cost	12	10,300
Net periodic cost	Ps. 6,700	Ps. 18,501

The present value of these obligations as well as a rollforward of such amounts as of December 31, 2010 and December 31, 2011 includes the following:

	As of December 31,
	2010	2011
Initial balance	Ps. 25,952	Ps. 28,786
Period cost	6,700	18,501
Benefits paid	(2,763)	(231)
Other	(1,103)	5,840
Net projected liability	Ps. 28,786	Ps. 52,896

The amount included in the consolidated statements of financial position arising from the entity's obligation in respect of these benefits is as follows:

	As of December 31,
	2010	2011
Present value of defined benefit obligation	Ps. 28,786	Ps. 52,896
Unrecognized items	0	0
Net liability arising from defined benefit obligation	Ps. 28,786	Ps. 52,896

The most significant assumptions used in the determination of the net periodic cost are the following:

As of January 1,	As of December 31,
	2010	2010	2011
Discount of obligations for projected benefits at present value	8.50%	7.97%	7.75%
Salary increase	5.50%	5.50%	5.50%
Minimum salary increase	4.50%	4.00%	4.00%

Note 16. Balances and Transactions with Related Parties, page F-28

23.	Reference is made footnote (3). Please explain why income tax for provisional payments and dividends owed to ICA represent trade account receivables.

Response:

The Company acknowledges that the term “trade account receivable” is not the most appropriate term and will clarify this footnote to refer only to “related party receivable.” Additionally, we would like to clarify that the reference to dividends receivable does not reflect the actual balance of the related party receivable and we will therefore eliminate this reference in the Company’s future filings.  With respect to the provisional tax payments, this amount represents excess payments actually made to Empresas ICA, S.A.B. de C.V. (our beneficial majority shareholder), which are reimbursable to the Company.  Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2012, revise this footnote to clarify it as discussed above.

Note 19. Contingencies, page F-31.

24.	Please revise your disclosure to include a discussion of all legal proceedings consistent with those disclosed on pages 129-132. See paragraph 86 of IAS 37.

Response:

Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2012, revise its disclosure in the notes to its consolidated financial statements to include a discussion of all legal proceedings consistent with those discussed in the body of the Form 20-F.

Note 24. First Time Adoption of IFRS, page F-36

Footnote (a), page F-38

25.
We note your disclosure that this implies that the Company eliminated the accumulated inflation recognized within the intangible asset related to the investment in airport concessions based on MFRS during the years 1999 through 2007, which were not deemed hyperinflationary for IFRS purposes.  Please explain to us in greater detail the nature of the assets that were affected by this adjustment and why you believe this adjustment is appropriate under IFRS.  If the adjustment affects more than one type or category of assets, please tell us how much of the adjustment relates to each type or category of assets.  Also, please explain to us how you calculated or determined the amount of the adjustment.

Response:

As described below, for purposes of MFRS Bulletin B-10, the Company had previously included inflation within the intangible asset related to the investment in airport concessions through 2007, which, for purposes of IAS 29, must be eliminated as of the latest hyperinflationary period for the Mexican peso, which the Company deemed to be 1998.

The Company believes that the following disclosure in Note 24(a) to its 2011 consolidated financial statements explains the nature of the assets that were affected by the adjustment and why this adjustment is appropriate under IFRS:

“Effects of inflation – According to IAS 29, Hyperinflationary Economies, the last hyperinflationary period for the Mexican peso was in 1998.  This implies that the Company eliminated the accumulated inflation recognized within the intangible asset related to the investment in airport concessions based on MFRS during the years 1999 through 2007, which were not deemed hyperinflationary for IFRS purposes.”

Footnote (b), page F-38

26.
We note from your disclosure in footnote (b) that under IFRS the amortization of the concession is determined by considering the term, which is 50 years and under MFRS that amortization was determined based on the estimated useful life of the several components that comprise the investment in concession.  We also note that it appears from prior Form 20-Fs that the useful life of the assets included in improvements to concessions ranged from 8-20 years.  Please explain to us why you believe it is appropriate to assign a useful life to the investment in concession as a whole, rather than to each individual type of asset included in this amount.  Also, in light of the fact that the adjustment to net income for the year ended December 31, 2010 resulted in additional income related to the amortization of concessions (presumably due to longer useful life), please explain to us why the adjustment to shareholders equity at the date of transition resulted in a reduction of equity for the adjustment for changes in the amortization period of airport concessions.

Response:

As described in the Company’s response to the Staff’s comment number 19, the intangible asset associated with the Company’s airport concession is accounted for in accordance with IAS 38, as required by IFRIC 12.  Additionally, the Company believes that the intangible asset should be amortized over the period of the concession based on the guidance in paragraph BC63 of IFRIC 12, which states:

“The Interpretation requires the operator to account for its intangible asset in accordance with IAS 38.  Among other requirements, IAS 38 requires an intangible asset with a finite useful economic life to be amortized over that life.  Paragraph 97 states that ‘the amortisation method used shall reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.’”

Given that the Company expects to receive benefits associated with its airport facilities over the concession term, it believes that the amortization period of the related intangible assets should also reflect the pattern in which the related asset’s future economic benefits are expected to be consumed.

With regard to the Staff’s comment related to the adjustment to the Company’s shareholders’ equity at the date of transition, the reduction compared to MFRS is the effect of eliminating the cumulative inflation referred to in the Company’s response to the Staff’s comment number 25 as disclosed in Note 24(a) to the Company’s 2011 consolidated financial statements (reduction in shareholders’ equity) and the net effect of derecognizing Ps. 586,049, as the accounting for our major maintenance expenditures under MFRS, which required that such expenditures be capitalized as part of the intangible asset, differs from the requirements of IFRIC 12.  Under IFRIC 12, we recognize a provision and the related expense associated with the obligation over time, as we incur our obligation as the infrastructure deteriorates based on its use, as described in our responses to the Staff’s comments number 7 and 13.  Such amount (Ps. 456,049) was included in Note 24(b) to the Company’s 2011 consolidated financial statements, and is composed of this adjustment and the Ps. 130,373 adjustment arising from changes in the amortization period for our airport concessions, which increased stockholders’ equity under IFRS.

Footnote (c), page F-38

27.
We note your disclosure that in accordance with IFRS, the Company creates a provision for major maintenance costs approved in the MDP.  Please explain to us and revise note (c) to disclose how you calculated or determined the amount recognized as maintenance provision as of January 1, 2010 and December 31, 2010 under IFRS.

Response:

The Company calculates its provision for major maintenance activities as stipulated by IFRIC 12, as its concession arrangement requires the Company to maintain the infrastructure of its airports to a specified level of serviceability.  The Company’s maintenance provision is determined each reporting period based on amounts required to be expended as stipulated in the MDP, such as for maintenance activities associated with resurfacing runways.  Paragraph 21 of IFRIC 12 states that such contractual obligations to maintain infrastructure should be recognized and measured in accordance with IAS 37.  Therefore, an estimate of the expenditure that would be required to settle the present obligation at the end of the reporting period must be made and recognized as a provision.  The Company’s fact pattern is consistent with Example 2 of IFRIC 12, which increases the provision for the resurfacing obligation over time.  At any reporting date, the best estimate of the expenditure required to settle the obligation in the future is proportional to the usage of the Company’s airport infrastructure, for example the number of airplanes that have used its airports’ runways.

After initial recognition, the Company’s major maintenance provisions are reviewed at the end of each reporting period and adjusted to reflect:  (i) revisions to estimated cash flows, (ii) changes to the present value of such cash flows and (iii) revisions of discount rates to reflect prevailing current market conditions.

Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2012, include additional disclosure in its financial statements to provide more clarity as to how the amount required to settle the present obligation associated with its major maintenance provisions are determined each period.

Footnote (f), page F-38

28.	Please tell us and revise your disclosure in note (f) to explain the income tax rate used in the deferred tax calculations.

Response:

The Company and its subsidiaries are subject to both ISR and IETU (both are considered to be income taxes for purposes of IAS 12) and, as a result, the Company prepares financial projections, which are updated as of each reporting date on an individual entity basis, to determine the income tax to which it will be subject in subsequent periods when its temporary differences are expected to reverse for purposes of determining its deferred income taxes according to the appropriate rate that it expects will apply (either the ISR rate or the IETU rate and related tax basis).

The Company believes that the following disclosure in Note 4(l) to the Company’s 2011 consolidated financial statements addresses the issue:

“According to IFRS, the Company recognizes the tax effects of both ISR and IETU by projecting the reversal date of its temporary differences and applying the tax rate expected to apply in each estimated period, based on its financial projections, taking into consideration the period in which its temporary differences are expected to be reversed.

. . .

The Company recognizes the deferred tax effects of both the ISR and the IETU regimes by scheduling the reversal of its temporary differences and uses the tax rates that are expected to apply each year.  Based on its financial projections, which were performed through the period its taxable temporary differences are expected to reverse, the Company concluded that it expects to alternate between both the ISR and IETU regimes.  As such, it scheduled the reversal of its temporary differences and determined by year whether the applicable reversing temporary differences were those under ISR or those under IETU and similarly what rate to apply to determine the appropriate amount of deferred tax assets and liabilities.”

The adjustments between MFRS and IFRS generated deferred tax impacts as a result of the book basis adjustments and because the tax basis of the related assets and liabilities remained unchanged.  The deferred tax impact of the associated IFRS adjustments was calculated at the individual-subsidiary level by projecting the reversal date of the particular temporary differences and applying the tax basis and rate expected to apply in each estimated period (either IETU or ISR) based on the Company’s financial projections, taking into consideration the period in which the associated temporary differences are expected to be reversed.

Footnote (h), page F-38

29.
We note that the adjustment to the cash flow statement prepared under IFRS includes an ($128,182) adjustment to cash flows from operating activities and a $128,132 adjustment to cash flows from investing activities.  We further note your disclosure in note (h) that the adjustment is due to differences in amortization of concession assets between IFRS and MFRS and the fact that the provision for maintenance expenses is expensed in IFRS and presented within operating activities whereas it was capitalized within investing activities.  However, it is not clear how the amounts of the adjustments to the cash flow statement were calculated.  Please explain to us how the $128,182 adjustment was calculated or determined.

Response:

The reclassification in the Company’s cash flow statement is a result of the Company’s change from MFRS to IFRS associated with its major maintenance activities.  Under MFRS, expenditures related to intangible airport concessions were designated as investing activities.  Under IFRS, such expenditures are designated as cash outflows associated with major maintenance activities and therefore classified within operating activities.  In this manner, such expenditures reduce the major maintenance provision.

30.
We note from your Form 20-F for the year ended December 31, 2010, Note 23 documented adjustments from MFRS to US GAAP due to the conclusion that the original transfer of assets from the Mexican government was considered to be with an entity under common control.  The adjustments included reducing the amount of the right to use assets from fair value to their historical cost basis and eliminating the “airport concession” asset since it was determined that the Mexican government’s carrying value of the asset was zero at the time of transfer.  In light of this conclusion that the original concession agreement was a transaction between entities under common control, please explain to us how you determined your accounting basis for the concession assets under IFRS.

Response:

The Company applied the event-driven fair value exemption established by paragraph D8 of IFRS 1, which states that:

“A first-time adopter may have established a deemed cost in accordance with previous GAAP for some or all of its assets and liabilities by measuring them at their fair value at one particular date because of an event such as a privatisation or initial public offering.

a.           If the measurement date is at or before the date of transition to IFRSs, the entity may use such event-driven fair value measurements as deemed cost for IFRSs at the date of that measurement.”

The fair value assigned to the airport concession intangibles during the privatization of the airport group by the Mexican government was originally determined based on the reference of the market capitalization of the stock issued by the Company when it first publicly listed its shares.  As a result, the Company applied the exemption to its airport concession intangibles established by IFRS 1 and reflected the event-driven fair value for purposes of its IFRS opening statement of financial position.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge U. Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[Signature page follows]

Sincerely,
/s/ José Luis Guerrero
José Luis Guerrero
Chief Financial Officer
cc:           Claire Erlanger
Jean Yu
                            Securities and Exchange Commission

Jorge U. Juantorena
                           Cleary Gottlieb Steen & Hamilton LLP

    Marshall Diaz
                            Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu
                                        Limited